                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                       CHROMAVISION MEDICAL SYSTEMS, INC.
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             (Exact Name of Registrant as Specified in its Charter)



                Delaware                                    75-2649072
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(State of Incorporation or Organization)       (IRS Employer Identification no.)

          33171 Paseo Cerveza,
     San Juan Capistrano, California                           92675
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(Address of Principal Executive Offices)                     (Zip Code)


If this form relates to the                  If this form relates to the
registration of a class of                   registration of a class of
securities pursuant to Section               securities pursuant to Section
12(b) of the Exchange Act and is             12(g) of the Exchange Act and is
effective pursuant to General                effective pursuant to General
Instruction A.(c), please check the          Instruction A.(d), please check the
following box. [ ]                           following box. [X]


Securities Act registration statement file number to which this form relates:
0-022677

Securities to be registered pursuant to Section 12(g) of the Act:


     Title of Each Class                      Name of Each Exchange on Which
     to be so Registered                      Each Class is to be Registered
     -------------------                      ------------------------------

     Rights to Purchase
  Series C Preferred Stock,
  par value $.01 per share                         Nasdaq National Market
  ------------------------                         ----------------------



Securities to be registered pursuant to Section 12(b) of the Act:

                                      None
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                                (Title of Class)

                       CHROMAVISION MEDICAL SYSTEMS, INC.
                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant's Securities to be Registered.

         On February 10, 1999, the Board of Directors of ChromaVision Medical Systems, Inc. (the "Company") authorized and declared a dividend of one preferred stock purchase right (a "Right") for each share of common stock, par value $.01 per share, of the Company (the "Common Shares"). The dividend is payable on March 22, 1999 (the "Record Date") to the holders of record of Common Shares as of the close of business on such date.

         The following is a brief description of the Rights. It is intended to provide a general description only and is subject to the detailed terms and conditions of the Rights Agreement (the "Rights Agreement") dated as of February 10, 1999 by and between the Company and Harris Trust Company of California, as Rights Agent (the "Rights Agent").

         1.       COMMON SHARE CERTIFICATES REPRESENTING RIGHTS

         Until the Distribution Date (as defined in Section 2 below), (a) the Rights shall not be exercisable, (b) the Rights shall be attached to and trade only together with the Common Shares and (c) the stock certificates representing Common Shares also shall represent the Rights attached to such Common Shares. Common Share certificates issued after the Record Date and prior to the Distribution Date shall contain a notation incorporating the Rights Agreement by reference.

         2.       DISTRIBUTION DATE

         The "Distribution Date" is the earliest of (a) the tenth business day following the date of the first public announcement that any person (other than the Company or certain related entities, and with certain additional exceptions) has become the beneficial owner of 15% or more of the then outstanding Voting Shares (such person is a "15% Stockholder" and the date of such public announcement is the "15% Ownership Date"), (b) the tenth business day (or such later day as shall be designated by the Board of Directors) following the date of the commencement of, or the announcement of an intention to commence, a tender offer or exchange offer, the consummation of which would cause any person to become a 15% Stockholder or (c) the first date, on or after the 15% Ownership Date, upon which the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation or in which the outstanding Common Shares are changed into or exchanged for stock, other securities, cash or other property of another person, or upon which 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business). "Voting Shares" means (i) Common Shares and (ii) any other shares of capital stock of the Company entitled to vote generally in the election of directors or entitled to vote together with the Common Shares in respect of any merger, consolidation, sale of all or substantially all of the Company's assets, liquidation, dissolution or winding up.

         In calculating the percentage of outstanding Voting Shares that are beneficially owned by any person, such person shall be deemed to beneficially own any Voting Shares issuable upon the exercise, exchange or conversion of any options, warrants or other securities beneficially owned by such person; provided, however, that such Voting Shares issuable upon such exercise shall not be deemed outstanding for the purpose of calculating the percentage of Voting Shares that are beneficially owned by any other person.

         Upon the close of business on the Distribution Date, the Rights shall separate from the Common Shares, Right certificates shall be issued and the Rights shall become exercisable to purchase Preferred Shares as described in
Section 5 below.

         No Person who is the Beneficial Owner of 15% or more of the outstanding Voting Shares as of February 10, 1999 shall be deemed a 15% Stockholder for as long as such Person continues to be the Beneficial Owner of 15% or more of the outstanding Voting Shares unless or until such Person shall acquire, without the prior approval of the Board of Directors, Beneficial Ownership of additional Voting Shares then outstanding, following such acquisition, is the Beneficial Owner of more than 30% of the Voting Shares then outstanding.

         3.       ISSUANCE OF RIGHT CERTIFICATES

         As soon as practicable following the Distribution Date, separate certificates representing only Rights shall be mailed to the holders of record of Common Shares as of the close of business on the Distribution Date, and such separate Right certificates alone shall represent such Rights from and after the Distribution Date.

         4.       EXPIRATION OF RIGHTS

         The Rights shall expire on February 9, 2009 (the "Expiration Date"), unless earlier redeemed or exchanged, unless the Distribution Date has previously occurred and the Rights have separated from the Common Shares, in which case the Rights will remain outstanding for ten years from the date they separate.

         5.       EXERCISE OF RIGHTS

         Unless the Rights have expired or been redeemed or exchanged, they may be exercised, at the option of the holders, pursuant to paragraphs (a), (b) or
(c) below. No Right may be exercised more than once or pursuant to more than one of such paragraphs. From and after the first event of the type described in paragraphs (b) or (c) below, each Right that is beneficially owned by a 15% Stockholder or that was attached to a Common Share that is subject to an option beneficially owned by a 15% Stockholder shall be void.

                  (a) Right to Purchase Preferred Shares. From and after the close of business on the Distribution Date, each Right (other than a Right that has become void) shall be exercisable to purchase one one-hundredth (1/100) of a share of Series C Preferred Stock, par value $.01 per share, of the Company (the "Preferred Shares"), at an exercise price of $30.00 (Thirty Dollars) (the "Exercise Price"). Prior to the Distribution Date, the Company may substitute for all or any portion of the Preferred Shares that would otherwise be issuable upon exercise of the Rights, cash, assets or other securities having the same aggregate value as such Preferred Shares. The Preferred Shares are nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, are subordinate to any other series of the Company's preferred stock whether issued before or after the issuance of the Preferred Shares. The Preferred Shares may not be issued except upon exercise of Rights. The holder of a Preferred Share is entitled to receive when, as and if declared, the greater of (i) cash and non-cash dividends in an amount equal to 100 times the dividends declared on each Common Share or (ii) a preferential quarterly dividend of $.25 per Preferred Share ($.0025 per one one-hundredth (1/100) of a Preferred Share). In the event of liquidation, the holders of Preferred Shares shall be entitled to receive a liquidation payment in an amount equal to the greater of (1) $100 per Preferred Share ($1.00 per one one-hundredth (1/100) of a Preferred Share), plus all accrued and unpaid dividends and distributions on the Preferred Shares, or (2) an amount equal to 100 times the aggregate amount to be distributed per Common Share. Each Preferred Share has one hundred (100) votes per share (one vote per one one-hundredth (1/100) of a Preferred Share), voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged for or converted into other stock, securities or property or are otherwise changed, the holder of a Preferred Share shall be entitled to receive 100 times the amount received per Common Share. The rights of the Preferred Shares as to dividends, voting and liquidation preferences are protected by antidilution provisions. It is anticipated that the value of one one-hundredth (1/100) of a Preferred Share should approximate the value of one Common Share.

                  (b) Right to Purchase Common Shares of the Company. From and after the close of business on the tenth business day following the 15% Ownership Date, each Right (other than a Right that has become void) shall be exercisable to purchase, at the Exercise Price (initially $30.00), Common Shares with a market value equal to two times the Exercise Price. If the Company does not have sufficient Common Shares available for all Rights to be exercised, the Company shall substitute for all or any portion of the Common Shares that would otherwise be issuable upon the exercise of the Rights, cash, equity or debt securities or other property having the same aggregate value as such Common Shares.

                  (c) Right to Purchase Common Stock of a Successor Corporation. If, on or after the 15% Ownership Date, (i) the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation, (ii) the Company is the surviving corporation in a merger or other business combination in which all or part of the outstanding Common Shares are changed into or exchanged for stock, other securities, cash or other property of another person or (iii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), then each Right (other than a Right that has become void and subject to certain exceptions) shall thereafter be exercisable to purchase, at the Exercise Price (initially $30.00), shares of common stock of the surviving corporation or purchaser, respectively (the "Surviving Person"), with an aggregate market value equal to two times the Exercise Price.

         6.       ADJUSTMENTS TO PREVENT DILUTION

         The Exercise Price, the number of outstanding Rights and the number of Preferred Shares or Common Shares issuable upon exercise of the Rights are subject to adjustment from time to time as set forth in the Rights Agreement in order to prevent dilution. With certain exceptions, no adjustment in the Exercise Price shall be required until cumulative adjustments require an adjustment of at least 1%.

         7.       CASH PAID INSTEAD OF ISSUING FRACTIONAL SECURITIES

         The Company is not required to issue fractional shares upon exercise of a Right (other than fractions of Preferred Shares that are integral multiples of one one-hundredth of a Preferred Share and that may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash shall be made based on the market price of such securities on the last trading date prior to the date of exercise.

         8.       REDEMPTION

         At any time prior to the earlier of (a) the tenth business day following the 15% Ownership Date or (b) the first event of the type giving rise to exercise rights under Section 5(c) above, the Board of Directors may, at its option, direct the Company to redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"), and the Company shall so redeem the Rights. Immediately upon such action by the Board of Directors (the date of such action being the "Redemption Date"), the only right of the holders of Rights thereafter shall be to receive the Redemption Price.

         9.       EXCHANGE

         At any time during the period of 180 days after the 15% Ownership Date, the Board of Directors of the Company may, at its option, authorize and direct the exchange of all, but not less than all, of the then outstanding Rights for Common Shares, one one-hundredths of Preferred Shares, debt securities of the Company, other property or any combination of the foregoing, which, as of the date of the Board of Directors' action, has a current market price equal to the difference between the Exercise Price and the current market price of the shares that would otherwise be issuable upon exercise of a Right on such date, and the Company shall so exchange the Rights. Immediately upon such action by the Board of Directors, the right to exercise Rights shall terminate and the only right of the holders of Rights thereafter shall be to receive the securities so designated by the Board of Directors in accordance with the Exchange Ratio.

         10.      NO STOCKHOLDER RIGHTS PRIOR TO EXERCISE

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

         11.      AMENDMENT OF RIGHTS AGREEMENT

         The Board of Directors may, from time to time, without the approval of any holder of Rights, supplement or amend any provision of the Rights Agreement in any manner, whether or not such supplement or amendment is adverse to any holder of Rights, and the Company and the Rights Agent shall so supplement or amend such provision; provided, however, that from and after the earliest of (a) the tenth business day following the 15% Ownership Date, (b) the first event of the type giving rise to exercise rights under Section 5(c) above or (c) the Redemption Date, the Rights Agreement cannot be supplemented or amended in any manner that would materially and adversely affect any holder of outstanding Rights other than a 15% Stockholder or a person or entity involved in a merger or other business combination with the Company or acquiring assets or earning power of the company as described in Section 2(c) above.



Item 2.  Exhibits

         1. Rights Agreement, dated as of February 10, 1999, between ChromaVision Medical Systems, Inc. and Harris Trust Company of California, as Rights Agent (incorporated by reference to ChromaVision's registration statement on Form 8-K (commission file no. 0-022677) filed March 12, 1999).

         2. Certificate of Designations of Series C Preferred Stock (incorporated by reference to ChromaVision's registration statement on Form 8-K (commission file no. 0-022677) filed March 12, 1999).

                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  March 8, 1999          CHROMAVISION MEDICAL SYSTEMS, INC.


                              By:    /s/ Douglas S. Harrington, M.D.
                                     -------------------------------------------
                              Name:  Douglas S. Harrington, M.D.
                              Its:   Chief Executive Officer
                                     (Duly Authorized Officer of the Registrant)